VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Great Elm Capital Corp. – N-2 Filing

Ladies and Gentlemen:

On behalf of Great Elm Capital Corp. (the "Company"), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") thereunder, one electronically signed Registration Statement on Form N-2 (the "Registration Statement").

A fee of $7,093 to cover the registration fee under the Securities Act has been paid, which includes a carryover amount of $883 pursuant to Rule 457(p) under the Securities Act, as described on the facing page of the Registration Statement.

We further reference Pre-Effective Amendment No. 3 to the registration statement on Form N-2 of the Company, filed with the Commission under the Securities Act on September 12, 2017 (File No. 333-219574) (the “Prior Filing”). The Commission declared the Prior Filing effective on September 13, 2017. The Registration Statement is virtually identical to the Prior Filing except for the incorporation of financial and portfolio data and disclosure for the quarter ended September 30, 2017, disclosure changes and additions to reflect the nature of the specific offering to be registered by the Registration Statement (which, like the Prior Filing, is also a “baby bond” offering) and other non-material updates and revisions.

Securities and Exchange Commission

December 1, 2017

The Company will provide the Commission’s staff with a copy of the Registration Statement marked to show changes from the Prior Filing. The Company thus requests that the Commission declare the Registration Statement (or a pre-effective amendment thereto) effective with limited or no review in accordance with the procedures set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984), by a date and time to be specified in an acceleration request letter. If the Commission’s staff is able to grant this request, the Company anticipates that it will begin to market this offering as soon as the week of Monday, December 11, 2017, and seek effectiveness of the Registration Statement (or a pre-effective amendment thereto) shortly thereafter.

Should you have any concerns, or should you determine not to grant this request, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon